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File No.82-5139





News Release

March 31, 2005

URL : http://www.cybird.co.jp/english/investor



CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110



Notice of Personnel and Organizational Changes Made in Conjunction with the Full-Scale Introduction of an Operating Officer System

Tokyo, Japan, March 31, 2005 --- CYBIRD Co., Ltd. announced that its board of directors, in a meeting held today, decided on the following personnel and organizational changes made in conjunction with the full-scale introduction of an operating officer system. The changes are effective April 1, 2005.

1. Full-Scale Introduction of Operating Officer System

By clarifying decision-making authority and actively allocating such authority through the introduction of the operating officer system, CYBIRD plans to speed up business decisions and achieve more systematic management focused on the goals of its mid-term corporate strategy.

2. Personnel Changes

Name	New Title	Old Title
Kazutomo Robert Hori	Co-President	President and CEO
Tatsuya Kato	Co-President General Manager of Corporate Strategy Division	Executive Vice President
Tomosada Yoshikawa	Executive Vice President General Manager of Corporate Investment and Finance Division	Executive Vice President
Yosuke Iwai	Executive Vice President General Manager of International Business Division	Executive Vice President
Kenichiro Nakajima	Executive Vice President General Manager of Business Development and HR Division	Executive Vice President
Shinichiro Yamashita	Executive Vice President General Manager of Legal & Corporate Affairs Division	Senior Vice President
Takuro Tanimoto	Vice President General Manager of Mobile Contents Division	General Manager of Mobile Contents Division
Nobuyuki Ochiai	Vice President General Manager of Technology Division	Vice President of Technology Department
Toshiaki Kawata	Vice President General Manager of Marketing Solution Division	Associate General Manager of Marketing Solution Division

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3. Organizational Changes

Organizational changes are being implemented along with the full-scale introduction of the operating officer system. Please see the attached Organization Chart.

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Organization Chart (effective April 1, 2005)



President
Internal Auditing Department
Mobile Contents Division
Marketing Solution Division
Technology Division
International Business Division
Corporate Strategy Division
Business Development Division
Corporate Investment Division
Corporate Finance Division
HR Division
Legal & Corporate Affairs Division